Exhibit 4.42

THIS EMPLOYMENT AGREEMENT is made as of the 6th day of January 2023 with an effective date as of April 11, 2022 (the “Effective Date”)

BETWEEN:	THERATECHNOLOGIES INC., a corporation governed by the Business Corporations Act (Quebec), having its head office at 2015 Peel Street, 11th floor, Montreal, Province of Quebec, H3A 1T8; (the “Company”)

AND:	JOHN O. LEASURE, residing at (the “Employee”)

WHEREAS:

1.	Company is a publicly-listed company which conducts research and development activities and commercialized prescription products in the HIV area;

2.

The Employee, a U.S. citizen, has been employed by the Company’s subsidiary, Theratechnologies U.S., Inc., in the position of Global Commercial Officer, pursuant to an employment agreement dated March 29, 2021, which date shall continue to be recognized by the Company as the Employee’s service date for all service-based entitlements hereunder;

3.	Company and the Employee agree that the Employee shall serve as the Global Commercial Officer of the Company as of the Effective Date;

4.

Company and the Employee (each a “Party” and, collectively, the “Parties”) wish to enter into this employment agreement (the “Agreement”) for the purpose of agreeing on the terms and conditions that will govern their employment relationship; and

5.	The Parties agree that this Agreement shall replace and supersede all previous agreements, contracts and understandings related to the subject matter hereof;

IT IS HEREBY AGREED as follows:

1.	Definitions

In this Agreement the following words and expressions shall have the meanings set out below:

“Basic Salary” means the annual base salary paid to Employee for the performance of his duties described in Schedule 1, as such Basic Salary may be amended from time to time.

“Board” shall mean the Board of Directors of the Company (including any committee of the Board duly appointed by it).

“Business Day” means a day other than (i) a Saturday or Sunday or (ii) a day that is not a public holiday in Vermont, United States.

“Confidential Information” means all proprietary information of Company and its Group Company, in whatever form and format, and all information provided to the Company or its Group Company by third parties that Company or its Group Company must keep confidential. Confidential Information includes Intellectual Property. Confidential Information shall not include information that was in the Employee’s knowledge or possession prior to its disclosure by the Company or that is generally available to and known by the public at the time of disclosure to the Employee; provided that, such disclosure is through no direct or indirect fault of the Employee or person(s) acting on the Employee’s behalf.

“Employment” shall have the meaning ascribed thereto in Section 2.1.

“Group Company” means the Company, any company of which it is a Subsidiary (its holding company) and any Subsidiaries of the Company or of any such holding company together with such other companies as the Board may from time to time designate as Group Companies for the purposes of this Agreement. As of the date of this agreement, Theratechnologies U.S., Inc. and Theratechnologies Europe Limited have been designated as Group Companies.

“Intellectual Property” means discoveries, concepts, ideas and improvements to existing technology whether or not written down or otherwise converted to tangible form, patents, designs, trademarks, trade names, goodwill, copyrights, all rights in inventions, designs, processes, formulae, notations, improvements, know-how, goodwill, reputation, moulds, getup, computer programmes and analogous property, plans, models and all other forms of industrial or intellectual property (in each case in any part of the world and whether or not registered or registerable and to the fullest extent thereof and for the full period thereof and all extensions and renewals thereof) and all applications for registration thereof and all rights and interests, present and future, thereto and therein.

“Option Plan” has the meaning ascribed thereto in Section 9.4.

“Retirement Plan” shall have the meaning ascribed thereto in Section 10.1.

“Subsidiary” means any entity directly or indirectly owned, in whole or in part, by Company of which the stockholder is a stockholder and over the affairs of which Company directly or indirectly exercises control, and includes, without limitation, corporations, partnerships, limited partnerships, limited liability partnerships, limited liability companies, statutory trusts and/or joint ventures.

“Supervisor” shall have the meaning ascribed thereto in Section 2.1.

“Termination Date” shall mean the date upon which the Employee (i) gives notice of resignation or (ii) is advised of the termination of his Employment with Company for any reason.

“Vacation Year” shall have the meaning ascribed thereto in Section 15.1.

2.	Appointment and Reporting Line

2.1

Company shall employ the Employee and the Employee shall serve Company as Global Commercial Officer, for Company, on and subject to the terms and conditions specified herein (the “Employment”). This position is not eligible for the payment of overtime in accordance with applicable legislation. As of the date hereof, Employee will report to the President and Chief Executive Officer of Company, who currently is Mr. Paul Levesque (the “Supervisor”). Employee acknowledges and agrees that the President and Chief Executive Officer of Company may determine, in his sole discretion, from time to time, that Employee will cease reporting to him and will report to any other Supervisor within Company the President may appoint from time to time.

3.	Warranties

3.1	The Employee represents and warrants that he:

(a)

is not prevented by any agreement, arrangement, contract, understanding, court order or otherwise, which in any way directly or indirectly restricts or prohibits him from fully performing the duties of the Employment, or any of them, in accordance with the terms and conditions of this Agreement;

(b)

is not aware of any investigation (administrative or criminal) being conducted involving him and has not, in the preceding three years, been convicted of or pled guilty or nolo contendere to any criminal offence other than a minor misdemeanor under any criminal laws or laws having sanctions that can lead to imprisonment;

(c)	has never availed himself of insolvency or bankruptcy laws or similar laws;

(d)

has never been a director or an executive officer of a company or entity, the securities of which are publicly traded on a stock exchange, that has availed itself of insolvency or bankruptcy laws, or similar laws, or that has been issued an order by a securities regulatory authority having jurisdiction over such company or entity prohibiting the trading of its securities.

The Employees acknowledges that the representations made in sub-sections (b), (c) and (d) are essential to Company as the Employee is an executive officer of a publicly-listed company.

4.	Commencement of Employment

4.1

The Employment will commence on April 11, 2022, without regard to the date of signature of this Agreement, it being understood that the Company will continue to recognize March 29, 2021 (the “Service Date”) as the Employee’s initial hire date for all service-based entitlements hereunder.

4.2	The Employment shall continue until the Termination Date.

4.3	Company reserves the right to pay salary in lieu of any period of notice that Employee is required to give pursuant to the terms hereof.

5.	Place of Work

5.1

At least sixty percent (60%) of the Employee’s working time shall be spent at the Company’s place of business in the Province of Quebec or such other place in the Province of Quebec where the Company or Group Company that are resident of Canada for Canadian income tax purposes, as applicable, carries on business. The Employee’s secondary place of work, for the remainder of his working time, shall be at his personal residence, which in no time shall be considered at the disposition of Company, on the East Coast of the United States or such other place on the East Coast of the United States where the Company or Group Company, as applicable, carries on business. In the performance of his duties hereunder, the Employee will be required to regularly travel in the United States, Europe and in Canada without any additional remuneration other than standard expense reimbursement subject to Company policy. The Employee agrees to maintain his eligibility for domestic and international travel and to advise the Company of any circumstances which may affect such eligibility.

6.	Duties

6.1

The Employee’s duties shall include in addition to those duties required to be performed in the normal course of his Employment, as set out in Schedule 1 to the Agreement, which Schedule constitutes part of this Agreement:

(a)	undertaking all legitimate reasonable requests made by Company taking into consideration its evolution over time;

(b)

reporting his own wrongdoing and any wrongdoing or proposed wrongdoing of any other employee of Company or Group Company immediately on becoming aware of it to the Chair of the Board of Company, who is currently Ms. Dawn Svoronos, or to the Company’s General Counsel, who is currently Mr. Jocelyn Lafond.

(c)

comply with the rules, regulations and various policies of Company and those of the Group Company, applicable to Company, currently in force and as they are updated from time to time as notified to the Employee in writing, including the Code of Business Conduct and Ethics, a copy of which has been provided to the Employee who hereby acknowledges having received and read same; and

(d)	observe and adhere to all health and safety regulations in force from time to time.

6.2

For the avoidance of doubt, the Employee’s duties are not limited to those set out above and in Schedule 1 to this Agreement, and the Employee shall be required to undertake any such additional or alternative duties as Company shall reasonably assign to him from time to time.

6.3

In his capacity as Global Commercial Officer, the Employee shall devote all his business time, attention and skill to his duties hereunder, and shall at all times act in the best interests of Company on a global scale basis. The Employee shall faithfully and diligently perform such duties and exercise such powers consistent therewith. Notwithstanding the foregoing, while the Employee works from his personal residence in the United States, the Employee shall refrain from doing the action described in Schedule 2 hereto.

6.4

The Employee shall comply with all applicable Company’s rules, regulations, policies and procedures, as well as those of any Group Company applicable to Company, from time to time in force and to any applicable regulatory obligations and codes of practice whether or not such obligations are otherwise legally binding. While the Employee is subject to a contractual obligation under this Agreement to comply with these policies, Company nevertheless reserves the right to amend, withdraw or supplement these policies at any time. Notice of such amendment and changes, once in force, shall be given to the Employee for compliance purposes. For the avoidance of doubt, in the event that any such changes are made or additional or replacement policies are introduced, the Employee remains contractually required under this Agreement to comply with these policies, which may be amended or replaced.

7.	Hours of Work and Rules

7.1	The Employee’s normal hours of work will be 8:30 am to 5:00 pm Monday to Friday inclusive.

7.2

Notwithstanding the foregoing, the Employee shall work such additional hours as are necessary for the proper performance of his duties. The Employee acknowledges that his hours of work may vary and be irregular as required by operational needs and that, he shall not receive further remuneration in respect of such additional hours. For the avoidance of doubt, the Employee understands and agrees that the remuneration provided herein is paid to him in compensation of all the hours of work that may be required for him to satisfactorily perform his duties hereunder.

8.	Exclusivity of Service

8.1

During the Employment, the Employee shall devote his full time and attention to his duties hereunder and shall not (without the prior written consent of the Supervisor) directly or indirectly, either on his own account or on behalf of any other person, company, business entity or other organisation, engage in, or be concerned with, or provide services to, (whether as an employee, officer, director, agent, partner, consultant or otherwise) any other business. Notwithstanding anything contained herein to the contrary, the Employee may, (A) upon prior written notice to the Supervisor and after receipt of approval from Supervisor, serve as a member of the board of directors or managers or other similar governing body of a company or entity, provided such company or entity does not engage in a business competitive with the Company or Group Company, and provided, further, that such activities do not materially interfere with the performance of the Employee’s duties or responsibilities on behalf of the Company or Group Company, or (B) directly or indirectly, be a passive owner of (i) not more than two percent (2%) of any class of stock of a corporation that is a competitor of the Company, which class of stock is publicly traded or (ii) not more than five percent (5%) of any class of security of any other entity that is a competitor of the Company, in each case so long as the Employee has no active participation in the business of such corporation or entity.

9.	Remuneration

9.1

Company shall pay to the Employee an annual Basic Salary of CAN$402,062, payable every two weeks pro rata in arrears by equal instalments into the Employee’s nominated bank account by electronic credit transfer subject to the deduction of income tax and any other applicable lawful deductions. The Employee’s Basic Salary will be subject to review and adjustment, if any, on a yearly basis.

9.2

The Employee is also eligible to participate in Company’s discretionary annual bonus plan subject to the rules of the relevant bonus plan or those of Group Company applicable to Company. The target bonus rate shall be set at 40% of the Employee’s annual Basic Salary. The Employee acknowledges that the amount of any bonus may vary yearly and will be contingent upon the attainment of both corporate and personal objectives. The reference period for the Company’s discretionary annual bonus plan is from December 1 of a calendar year to November 30 of the ensuing calendar year. For the avoidance of doubt, any bonus payable for a partial year worked by the Employee will be prorated to take into consideration the number of days worked by Employee during the reference period. Notwithstanding the foregoing, the Employee must be employed by Company at the time of payment of any bonus in order to be considered for the payment of a discretionary bonus hereunder. No bonus will be payable to the Employee on and after the Termination Date. For greater certainty, the Employee will not be entitled to any bonus with respect to a period (unworked) for which he received or may claim an indemnity in lieu of prior notice of termination or severance pay, regardless of whether the termination is for cause (as defined in Section 16.2) or for any other reason. Moreover, the Employee will not be entitled to claim damages as a result of the loss of bonuses during any applicable notice of termination period.

9.3

Employee shall not be eligible to receive a bonus under Section 9.2, and the Company may require, within thirty (30) days of written notice, repayment from Employee of the last bonus previously paid to Employee under Section 9.2 in the event that either (i) the Company receives a letter from the Federal Food and Drug Administration seeking the withdrawal of promotional documents or a change in detailing activities as a result of off-label allegations for which the Employee was responsible or had direct knowledge; provided further, however, that if the documents or detailing activities were internally approved, such provision shall not apply; or (ii) the Company is convicted for violations of anti-kickback statutes or other like regulation as a result of commercialization activities engaged in by the Employee or by one of his direct reports at his urging which were not internally approved. To the extent permitted by law, any payments otherwise due to Employee may be reduced to enforce the repayment obligations set forth in this Section 9.3.

9.4

In addition to the Employee’s annual Basic Salary and the discretionary annual bonus plan, the Employee will be eligible to participate in equity-based incentive plans adopted from time to time by Company. Should the Board decide to grant stock options under its share option plan (the “Option Plan”), the number of options to be granted shall represent a target value equal to 20% to 45% of his annual Basic Salary. The value shall be computed as set forth in Schedule 4. The terms and conditions relating, namely, to the vesting and exercise of any such options will be determined by the Board on the date of grant in accordance with the terms and conditions of the Option Plan

9.5

The Employee acknowledges that any grant of stock options or other equity-based incentive measures under this Agreement does not give rise to any entitlement to additional awards under the Option Plan or any other equity-based incentive plans in the future.

9.6

Company shall reimburse any expenses incurred by the Employee in respect of the rental of a property or residential accommodation in the city of Montreal during the Employment. Such reimbursement shall not exceed the amount of CAN$2,000 per month. Employee acknowledges that the payment of such amount is a taxable benefit. To be eligible to receive such reimbursement, the Employee shall provide the Company with a copy of the lease and any relevant invoice or receipt, as applicable.

9.7

Company shall reimburse any expenses incurred by the Employee in respect of the preparation of his annual tax filings in connection with this Agreement. Notwithstanding the foregoing, such reimbursement shall not exceed an amount equal to US$5,000 per year. Employee acknowledges that the payment of this amount is a taxable benefit. To be eligible to receive such reimbursement, the Employee shall provide the Company with a copy of any relevant invoice or receipt, as applicable.

9.8	Company reserves the right at any time to vary or discontinue any employee benefit plan or scheme and/or to provide alternative benefits for and in respect of the Employee.

9.9

Company and the Employee agree that any remuneration paid to the Employee in the form of Basic Salary, discretionary annual bonus plan or grant of stock options under the Option Plan is paid to the Employee in consideration only for the performance of his employment duties as described in Schedule 1 hereto.

10.	Registered Retirement Savings Plan

10.1

The Company will make contributions to its Canadian group registered retirement savings plan (the “Retirement Plan”) on behalf of the Employee in accordance with this Section. Subject to and conditional upon the terms of the Retirement Plan and applicable laws, Company will match the contribution of the Employee on a dollar-for-dollar basis up to an amount equal to 50% of the maximum annual contribution allowed under applicable Canadian laws. The Employee acknowledges that his contribution to the Retirement Plan is mandatory.

11.	Health Insurance and Other Benefits

11.1

The Employee shall be entitled to participate in the medical, dental and/or vision insurance coverage plans offered by the Company’s Subsidiary, Theratechnologies, U.S., Inc. in accordance with the terms and conditions of such plans, as amended from time to time. The Employee acknowledges that Theratechnologies, U.S. Inc. reserves the right at any time to terminate or alter its contributions to medical, dental and/or vision insurance and/or to provide alternative medical, dental and/or vision insurance for and in respect of the Employee and all of its employees.

11.2

The Employee will be covered for long-term disability and death-in-service benefits from the plan offered by the Company’s Subsidiary, Theratechnologies, U.S., Inc. in accordance with the terms and conditions of such plan, as amended from time to time. The Employee acknowledges that Theratechnologies, U.S. Inc. reserves the right at any time to terminate or alter the terms and conditions of the plan or to provide alternative plan for and in respect of the Employee and all of its employees. The Company will cover the Employee for short-term disability until the long-term disability plan of the Company’s Subsidiary becomes effective.

11.3

All benefits, including the Retirement Plan, payable or otherwise made available to the Employee under any Company or Group Company benefit plan(s) in which the Employee may be entitled to participate from time to time shall automatically cease, as shall the Employee’s eligibility to participate in such plan(s), upon the Termination Date. In the event of the termination of Employee’s Employment for any reason whatsoever, Company shall be under no obligation to replace the terminated or discontinued benefit plan(s) and/or provide the same or similar benefits or compensation in lieu.

12.	Expenses

12.1

Company shall reimburse to the Employee (against receipts or other satisfactory vouching evidence) all reasonable business expenses properly and validly incurred and defrayed by him in the course of the Employment, subject to Company’s rules and policies relating to expenses. Original receipts of all business expenses shall be submitted to Company on a monthly basis.

12.2	The Employee will not be entitled to any expense reimbursement related to the use of a workspace in his personal residence on the East Coast of the United States.

13.	Deductions

13.1

Company shall be entitled at any time during the Employment, or in any event on termination of this Agreement, to deduct from the Employee’s remuneration hereunder any monies due from him to Company including but not limited to any overpayments made to him, outstanding loans and advances, and any other deductions with Employee’s consent in accordance with applicable law. By signing this Agreement, Employee hereby consents to any such deductions from his remuneration and other sums as permitted by applicable law.

14.	Care Days and Sick Leave

14.1

Employee shall be entitled to five (5) days of paid time (“Care Days”) at the beginning of every Vacation Year to satisfy family-related obligations. The Care Days are in addition to any paid sick days or family responsibility leave days provided under applicable legislation.

14.2

Company has illness and absence notification requirements. The Employee must notify the Supervisor of any unplanned absence (whether through illness or otherwise). Where there is continuing absence, the Employee shall keep Company fully informed on a regular basis of his condition and expected return to work date. A medical certificate must be produced in respect of absence of three (3) consecutive days or more and afterwards, at such intervals as required by Company.

14.3

Company reserves the right to require the Employee to undergo a medical examination by a doctor or consultant appointed solely by Company when doing so is job-related and consistent with business necessity, in which event Company will bear the cost. Any information or report arising from such examination may be released to Company and will be treated on a confidential basis by Company to make relevant determinations based on the advice of its appointed doctor and/or consultant.

14.4

Unless otherwise required by applicable law, Company is not obliged to pay the Employee during any unauthorised absence (whether through illness or otherwise) and, in such event, the Employee should avail of any appropriate social welfare benefits. However, Company may in its absolute discretion and without creating any expectation, precedent or entitlement, decide to pay the Employee where appropriate.

15.	Vacation and Holidays

15.1

The Employee shall be entitled to accrue twenty (20) working vacation days per year based on the Company’s fiscal year, accrued at the rate of 1.66 days per month. Company’s fiscal year begins on December 1 of a calendar year until November 30 of the ensuing calendar year (the “Vacation Year”). All vacation days for a given Vacation Year are earned based on the number of days worked in the prior Vacation Year. The Employee may only take vacation days at such times as are agreed with the Supervisor. Where the Employee has taken vacation days in excess of his accrued entitlement up to the Termination Date, the amount of Basic Salary paid to the Employee in respect of such excess vacation days taken may be deducted by Company from any salary due to the Employee.

15.2	Company reserves the right, at its sole discretion, to require the Employee to take all or part of any outstanding vacation days during any notice period or to make payment in lieu thereof.

15.3

Only up to five (5) vacation days earned in a prior Vacation Year can be carried over to the next Vacation Year. Employee acknowledges that any accrued but unused vacation days in excess of the allowed five (5) carried over vacation days that are not taken in the appropriate Vacation Year will be forfeited entirely without any right to payment in lieu thereof unless the Employee has been prevented from taking such vacation days. For the 2021-2022 Vacation Year, the Company acknowledges that the Employee has carried over five (5) vacation days.

15.4

The Employee will be entitled to paid time off on the holidays observed by the Company’s Subsidiary, Theratechnologies, U.S., Inc. and in accordance with the terms and conditions of the applicable policy related thereto, as may be amended from time to time. Such policy currently provides for the observance of the following holidays:

(a)	New Year’s Day

(b)	Martin Luther King Day

(c)	President’s Day

(d)	Memorial Day

(e)	Independence Day

(f)	Labor Day

(g)	Thanksgiving Day (US)

(h)	Day after Thanksgiving (US)

(i)	Christmas Eve

(j)	Christmas Day

(k)	Holiday Break (December 26th – 30th)

(l)	New Year’s Eve Day

In accordance with the applicable policy, if a holiday falls on the weekend, it will be observed on the closest corresponding day (i.e., holidays that fall on a Saturday will be observed on Friday, and holidays that fall on Sunday will be observed on Monday).

16.	Termination

16.1

The Employee agrees to give the Company at least thirty (30) days’ advance written notice in the event Employee voluntarily terminates his employment. The Company reserves the right to waive this notice period, in whole or in part, and relieve the Employee from the requirement to provide services during the notice period by paying the Employee his then annual Basic Salary, less applicable withholdings, for the unworked portion of the resignation notice period.

16.2

Upon termination of employment “for cause”, Company’s sole obligation under this Agreement is to pay Employee any earned but unpaid wages through the date of termination and reimburse any authorized business expenses in accordance with Company policy (the “Accrued Amounts”). Employee is not entitled to a payout of accrued but unused vacation upon termination unless the Employee has been prevented from taking such vacation days or unless otherwise required under applicable legislation. For the purposes of this Agreement, “for cause” termination includes a termination of this Agreement as a result of the occurrence of any of the following: (i) death; (ii) wilful misconduct or gross negligence in the performance of Employee’s material duties; (iii) continued material failure by Employee to satisfactorily perform the duties of his position after receipt of written notice of such material failure from Company; (iv) material breach of the terms and conditions of this Agreement or any other agreement executed by the Company and the Employee; (v) material failure by the Employee to comply with the Company’s Code of Business Conduct and Ethics, Employee Manual and other policies adopted from time to time by the Company governing the conduct of employees and that have been provided to the Employee in writing or were shown to the Employee as being available for review by the Employee, where, when such failure is capable of cure, such failure continues after written notice thereof and failure to cure within 15 days of such notice; (vi) violation of the U.S. Federal Food Drug and Cosmetic Act, U.S. Federal Anti-Kickback Statute and U.S. False Claims Act, as well as other similar laws applicable to the commercialization of drug products in the United States or in Canada (vii) fraud, embezzlement, or misappropriation of property; (viii) conviction or pleading guilty or nolo contendere to a felony or other crime involving moral turpitude; (ix) if the Employee is indicted for a criminal offense and that such offense (a) is related to the position held by the Employee, or (b) tarnishes the Company’s reputation or goodwill or prevents the Employee from performing his obligations under this Agreement, in either case where circumstances suggest that Employee engaged in the conduct for which he was accused and (x) any other act or omission by the Employee which constitutes a “serious reason” to terminate employment without prior notice or pay in lieu of such notice in accordance with article 2094 of the Civil Code of Québec.

16.3

Upon termination of employment by the Company for a reason other than “for cause”, or by the Employee for “Good Reason” prior to the fifth (5th) anniversary date of Employee’s Service Date, Company shall pay Employee: (a) the Accrued Amounts; and (b) a severance payment equal to six (6) months of Employee’s annual Basic Salary, less applicable withholdings. Beginning on the fifth (5th) anniversary date of the Employee’s Service Date, if Employee is terminated by the Company other than “for cause”, or resigns for “Good Reason”, Employee shall be entitled to receive the (x) Accrued Amounts; and (y) a severance payment equal to 100% of his then annual Basic Salary, less applicable withholdings. For greater certainty, Employee will not be entitled to receive any additional payments, such as his targeted discretionary annual bonus for which active employment at the time of payment is a condition to receiving any such payment, the value of his health and death-in-service insurance benefits as well as any other benefits he may otherwise be entitled to during his employment with Company. For purposes of this Agreement, termination for “Good Reason” includes a resignation by Employee as a result of the occurrence of any of the following: (i) the Employee’s title is changed from “Global Commercial Officer” to another title with a lower level of responsibility and authority without his consent, (ii) there is a material adverse reduction in Employee’s level of responsibility and authority from that generally associated with the officer position of “Global Commercial Officer” of the Company without his consent, (iii) Employee is required to move or report to an office location that is more than forty (40) kilometers from Company’s office, without permitting Employee to work remotely from his home office, without Employee’s consent, or (iv) the Company makes a reduction in Employee’s annual Basic Salary. Where the Employee has Good Reason, Employee shall have the right to terminate his employment with the Company for Good Reason provided the following occur: (a) Employee gives written notice to his Supervisor within thirty (30) days after the date the Good Reason event occurred; (b) Company fails to cure the Good Reason event specified in the written notice within fifteen (15) days of receipt of the written notice; and (c) Employee resigns within ten (10) days of the expiration of the cure period.

16.4

Upon termination of the employment of Employee for a reason other than “for cause” or by the Employee for “Good Reason” at any time within twelve (12) months from the date of a “Change of Control” of Company, Employee shall be entitled to receive: (a) the Accrued Amounts and (b) an amount equal to 100% of his annual Basic Salary, less applicable withholdings. For the purpose of this Agreement, a “Change of Control” shall mean the occurrence of any of the following: (i) any change of control, in fact or in law, including any purchase, sale, transfer, disposition or other transaction, of any nature whatsoever, and whether carried out singly, in combination or as part of a series of transactions, pursuant to or as a result of which any person or group of persons acting together or in concert shall acquire, hold or exercise, whether directly or indirectly, rights over more than forty percent (40%) of the outstanding common shares of Company, or which entitle the holder(s) thereof to more than seventy-five percent (75%) of the economic value of the Company; or (ii) those individuals who, as at the date immediately preceding the date of the “Change of Control” constitute the Board (hereinafter called the “Incumbent Board”), cease for any reason to constitute at least a majority of the Board after the date of the “Change of Control”.

16.5

Any payments to Employee pursuant to Sections 16.3 or 16.4 of this Agreement beyond the Accrued Amounts are contingent upon Employee timely executing and not timely revoking a separation agreement that includes a full release of all claims by Employee against the Company, Group Company and any of their respective directors, officers and employees, to the maximum extent permitted by law, and other standard non-disparagement, non-disclosure, non-solicitation and non-compete provisions (the “Release”). Any severance payments due under Sections 16.3 or 16.4 of this Agreement will commence within 30 days of the effective date of the Release, which shall be no later than 60 days following the Employee’s Termination Date.

16.6

On termination of Employment, the Employee shall forthwith return to Company, in accordance with Company’s instructions, all equipment, correspondence, records, specifications, software, models, notes, reports and other documents and any copies thereof and any other property belonging to Company or any Group Company which are in his possession or under his control. The Employee shall, if so required by Company, confirm in writing compliance with his obligations under this Section.

16.7

The Employee further agrees to permanently destroy or otherwise delete all information or data belonging to, or relating to Company, or any Group Company, or a client, or a supplier, or any of their employees, which is recorded in any other property, medium or format including without limitation on any social media site including LinkedIn in the Employee’s possession, custody or control unless the Employee has been instructed by Company not to do so. Notwithstanding the foregoing, Employee shall be entitled to reference his past experience with Company under his own social media account but shall not represent himself as currently employed by Company under his own social media account upon termination of his Employment.

16.8

Company shall have the right to suspend the Employee on full pay pending any investigation and subsequent disciplinary hearing, including any appeal hearing, into any potential dishonesty, gross misconduct or any other circumstances, including alleged violation of securities laws and regulation, violation of the Anti-kickback Statutes and similar laws, that may give rise to a right to Company to terminate.

16.9

The termination of the Employment shall be without prejudice to any right Company may have in respect of any breach by the Employee of any of the provisions of this Agreement that may have occurred prior to such termination.

16.10	The Employee agrees that he will not at any time after the termination of the Employment:

(a)

Represent as still having any connection with Company or any Group Company, save as a former employee for the purpose of communicating with prospective employers or complying with any applicable statutory requirements;

(b)	Make or cause to be made (whether directly or indirectly) any derogatory comments or statements about Company or any Group Company or its or their respective known officers or employees;

(c)	Make, or cause to be made (directly or indirectly), any statement or comment on behalf of the Company to the press or other media concerning the Employment with Company.

17.	Confidentiality

17.1	The Employee shall neither during the Employment (except in the proper performance of his duties) nor at any time after the termination thereof (without limit), directly or indirectly:

(a)	use for his own purposes or those of any other person, company, business entity or other organisation whatsoever; or

(b)	disclose to any person, company, business entity or other organisation whatsoever;

any trade secrets or Confidential Information including but not limited to any such information relating to customers, customer lists or requirements, price lists or pricing structures, sales and marketing information, business plans or dealings, employees or officers, source codes and computer systems, software, financial information and plans, designs, formulae, prototypes, product lines, services, research activities, any document marked ‘Confidential’ (or with a similar expression), or any information which the Employee has been told is confidential or which he might reasonably expect Company or any Group Company would regard as confidential, or any information which has been given to Company or any Group Company in confidence by customers, suppliers or other persons.

17.2

The Employee shall not at any time during the Employment with Company make any notes or memoranda relating to any matter within the scope of Company’s business, dealings or affairs otherwise than for the benefit of Company or any Group Company and/or as part of his performance of services for the Company.

17.3

The obligations contained in this Section shall not apply to any disclosures required by law, and shall cease to apply to any information or knowledge which may subsequently come into the public domain after the termination of Employment other than by way of unauthorised disclosure.

17.4

The Employee shall not make or communicate any statement (whether written or oral) on behalf of the Company to any representative of the press, television, radio, or other media and shall not write any article for the press or otherwise for publication on behalf of the Company on any matter connected with or relating to the business of Company or any Group Company without obtaining the prior written approval of the Supervisor.

17.5

Nothing in this Agreement will be construed to prohibit Employee from filing a charge with, reporting possible violations to, or participating or cooperating with any governmental agency or entity, including but not limited to the EEOC, the Department of Justice, the Securities and Exchange Commission, Congress, or any agency Inspector General, or making other disclosures that are protected under the whistle-blower, anti-discrimination, or anti-retaliation provisions of federal, state, provincial or local law or regulation; provided, however, that Employee may not disclose Company information that is protected by the attorney-client privilege, except as expressly authorized by law. Employee does not need the prior authorization of the Company to make any such reports or disclosures and Employee is not required to notify the Company that he has made such reports or disclosures.

17.6	Although this Agreement is governed by the laws of the Province of Quebec, the Company provides notice to Employee pursuant to the Defend Trade Secrets Act that:

(a)

An individual will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (1) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and

(b)

An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order.

18.	Intellectual Property

18.1

This Section relates to all Intellectual Property, discovery, invention, process or improvement in procedure made, created or discovered by the Employee (whether alone or jointly with others) while in the employment or service of Company or any Group Company in connection with or in any way affecting or relating to the businesses of Company or any Group Company or capable of being used by such Company or Group Company.

18.2	All such Intellectual Property to which this Section applies shall to the fullest extent permitted by law belong to, vest in and be the absolute sole and unencumbered property of Company.

18.3	The Employee hereby:

(a)

undertakes to notify and disclose to Company in writing full details of all Intellectual Property to which this Section applies forthwith upon the production, invention or discovery of the same, and promptly whenever requested by Company and in any event upon the termination of this Agreement deliver up to Company all correspondence and other documents papers and records and all copies thereof in his possession, custody or power relating to any such Intellectual Property;

(b)	undertakes to hold on trust for the benefit of Company any such Intellectual Property to the extent that the same may not be, and until the same is, vested absolutely in Company;

(c)	assigns by way of present assignment of future copyright all copyright in all such Intellectual Property to which this Section applies;

(d)	acknowledges that, save as provided in this Agreement no further remuneration or compensation is or may become due to him in respect of the performance of his obligations under this Section;

(e)

undertakes at the expense of Company to execute all such documents, make such applications, give such assistance and do such acts and things as may in the opinion of Company be necessary or desirable to vest in and register or obtain letters patent in the name of Company and otherwise to protect and maintain such Intellectual Property.

18.4

The Employee agrees to waive any moral rights in the Intellectual Property to which the Employee is now or may at any future time be entitled under the laws of any jurisdiction, including (but without limitation) the right to be identified, the right of integrity and the right against false attribution, and agrees not to institute, support, maintain or permit any action or claim to the effect that any treatment, exploitation or use of such work or other materials, infringes the Employee’s moral rights.

18.5

The Employee hereby irrevocably appoints Company to be his representative in his name and on his behalf to execute and do any such instruments or things and generally to use his name for the purpose of giving to Company or its nominees the full benefit of the provisions of this Section.

This Section shall not apply to any invention that Employee developed entirely on his own time without using the Company’s or Group Company’s equipment, supplies, facilities, trade secret information or Confidential Information except for those inventions that either (i) relate to the business of Company’s or Group Company’s business, or actual or anticipated research or development of Company or Group Company, or (ii) result from any work performed by Employee for Company or Group Company.

19.	Post Termination Obligations

19.1

In consideration of the salary and other benefits payable under this Agreement, the Employee covenants with and undertakes to Company that he will observe the post termination obligations set out in Schedule 3 to this Agreement, which Schedule constitutes part of this Agreement.

20.	Tax Equalization

20.1

Company agrees to tax equalize Employee on his Basic Salary earned in Canada and on any bonus paid for his services in Canada. The tax equalization will be assessed against tax laws in effect from time to time in the state where the main residence of Employee is located, such that Employee shall pay more or less income tax on these elements of his compensation than if he remained working in the state of his main residence in the United States. Any increased tax costs on these elements of his compensation shall be borne by Company.

20.2

The Company will not tax equalize Employee on any other elements of his compensation and benefits, including long-term incentives and housing. Employee will bear the cost of income tax in the state of his main residence in the United States and in Québec.

20.3	Employee will be responsible for any tax preparation services related to tax equalization.

20.4

In order to determine Employee’s fiscal tax obligation under this Agreement and in order to reconcile amounts paid by Employee and Company with Employee’s final tax obligation under this Agreement, Employee shall provide to Company copies of his final tax returns as well as any tax assessments received from tax authorities in order to prepare a tax equalization calculation for each calendar year that Employee is employed by Company under the terms of this Agreement.

21.	Severability

21.1

The various Sections and sub-Sections of this Agreement and the Schedules attached hereto are severable and if any Section or sub-Section is held to be unenforceable by any court of competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining Sections or sub-Sections in this Agreement or Schedules.

22.	Notices

22.1

Any notice to be given hereunder may be delivered (a) in the case of Company by post addressed to its registered office for the time being, with a copy by email to his Supervisor (which copy shall independently constitute notice) and (b) in the case of the Employee, either to him personally or by post to his last known address.

22.2	Notices served by post shall be deemed served on the third (3rd) Business Day after the date of posting.

23.	Prior Agreements

23.1

This Agreement cancels and is in substitution for all previous letters of engagement, agreements and arrangements, assurances, statements, warranties, promised, representations or misrepresentations (whether oral or in writing) relating to the subject matter hereof between Company and the Employee all of which shall be deemed to have been terminated by mutual consent.

23.2

This Agreement constitutes the entire terms and conditions of the Employment with Company and no waiver or modification thereof shall be valid unless in writing, signed by the parties and only to the extent therein set forth.

24.	Counterparts

24.1

The Agreement may be executed in any number of counterparts, each of which, when executed, shall be an original, and all the counterparts together shall constitute one and the same instrument. Pdf and fax copies of this signed Agreement shall be treated as originals for all purposes.

25.	Governing Law and Jurisdiction

25.1	This Agreement is governed by and construed in accordance with the laws of the Province of Quebec and the federal laws applicable therein.

26.	Assistance and Review by Attorney

26.1	The Employee hereby acknowledges his understanding of the terms and conditions of this Agreement and that he has had an opportunity to have this Agreement reviewed by his own attorney at law.

27.	Personal Information

27.1

The Employee agrees that the Company will create and maintain a file to contain his personal information collected during his Employment. The Employee agrees that such personal information will be used for the purposes of administration of his Employment, including for payroll and benefits administration, and may be communicated to third parties, whether in the Province of Quebec or outside of the Province of Quebec, for such purposes. Such file will be kept by the Company during the Employee’s Employment and for up to seven (7) years following termination of employment, the whole, in accordance with applicable law.

28.	English Language

28.1

The Parties declare that they have expressly required this Agreement to be drafted in the English language. Les Parties déclarent avoir expressément exigé que ce contrat soit rédigé en langue anglaise.

[signatures on the next page]

THERATECHNOLOGIES INC.

Per: /s/ Paul Lévesque
Paul Levesque, President and
Chief Executive Officer

Date: 1/17/2023

/s/ John O. Leasure
JOHN O. LEASURE

Date: 1/17/23

SCHEDULE 1

KEY RESPONSIBILITIES

●	Overseeing the Global commercial HIV business;

●	Leading the following functions servicing the Global operations:

○	Global marketing;

○	Global Analytics;

○	Global manufacturing, sourcing and drug development;

○	Global pricing and reimbursement;

○	Global new product planning.

●	Managing expenses and budget in relation to the above functions.

SCHEDULE 2

PROHIBITED ACTIVITIES

●	Any strategic business development for Company;

●

Work leading up to, and including, the negotiation and signing of any contracts with clients or main service providers/manufacturers, distributors, key business partners or relevant governmental authorities of Company or contracts that relate to the operation of the business of Company;

●	Discussions and determination of Company’s product pricing;

●	Work leading up to the execution of any contracts relating to the financing activities of Company;

●	Any significant interaction with Company’s investors;

●

Works leading up to the execution of any contracts related to potential expansion in new markets for Company, merger and acquisition activities or identification of new investments/targets (should it become relevant).

SCHEDULE 3

RESTRICTIVE COVENANTS

1.	Non-solicitation of Employees

The Employee shall not, during his employment with the Company or any Group Company and for a period of twelve (12) months following the termination of the Employee’s employment hereunder for any reason, either solely or jointly with others, including as employee, consultant, independent contractor, partner, manager, agent, employee or otherwise, without the consent in writing of the Supervisor, directly or indirectly, solicit or entice or cause to be solicited or enticed away from the Company or a Group Company any person (i) who was employed by the Company or a Group Company and (ii) with whom the Employee had direct contact on behalf of the Company or a Group Company, in both cases during the twelve-month period preceding the termination the Employee’s employment.

2.	Non-solicitation of Customers

As a distinct and separate covenant, the Employee shall not, during his employment with the Company or any Group Company and for a period of twelve (12) months following the termination of the Employee’s employment hereunder for any reason, either solely or jointly with others, including as employee, consultant, independent contractor, partner, manager, agent, employee or otherwise, without the consent in writing of the Supervisor, directly or indirectly, solicit or entice or cause to be solicited or enticed away from the Company or a Group Company any customer (i) who was a customer of the Company or a Group Company during the twelve-month period preceding the termination the Employee’s employment and (ii) with whom the Employee had direct contact on behalf of the Company or a Group Company or about whom the Employee learned Confidential Information, in both cases during the twelve-month period preceding the termination of the Employee’s employment.

3.	Non-solicitation of Prospective Customers

As a distinct and separate covenant, the Employee shall not, during his employment with the Company or any Group Company and for a period of twelve (12) months following the termination of the Employee’s employment hereunder for any reason, either solely or jointly with others, including as employee, consultant, independent contractor, partner, manager, agent, employee or otherwise, without the consent in writing of the Supervisor, directly or indirectly, solicit or entice or cause to be solicited or enticed away from the Company or a Group Company any prospective customer with whom Employee was directly involved or about whom Employee learned Confidential Information, in both cases during the twelve-month period preceding the termination the Employee’s employment.

4.	Non-competition

As a distinct and separate covenant, the Employee shall not, during his employment with the Company or any Group Company and for a period of twelve (12) months following the termination of the Employee’s employment hereunder for any reason, anywhere in the United States, directly or indirectly, work for, provide services to or have an ownership interest in any business located in the United States that competes with the Company’s or a Group Company’s business. For the purpose of this provision the “business” of the Company and of a Group Company consists in manufacturing, selling, or distributing HIV drugs, as well as conducting research and development work in the field of (i) nonalcoholic steatohepatitis or (ii) oncology where the sortilin receptor is the main target of any anti-cancer drug. Notwithstanding the foregoing, nothing herein will prevent Employee from being a passive owner of (i) not more than two percent (2%) of any class of stock of a corporation that is a competitor to Company or of a Group Company, which class of stock is publicly traded or (ii) not more than five percent (5%) of any class of security of any other entity that is a competitor to Company, in each case so long as the Employee has no active participation in the business of such corporation or entity.

5.	Acknowledgement

Employee acknowledges and agrees that the restrictions contained in the Agreement, including this Schedule 3, are necessary for the protection of the legitimate business interests of the Company and any Group Company, that the restrictions are no greater than necessary to protect the Company’s and any Group Company’s legitimate business interests, including because the Employee’s duties cover the United States, and that the Company’s and any Group Company’s legitimate business interests would not be adequately protected if the restrictions were narrowed or limited. Employee further acknowledges and agrees that Employee’s skills and abilities are transferable to other businesses and industries, and that the restrictions imposed hereunder will not prevent Employee from earning a livelihood.

Employee further acknowledges that failure to comply with the terms of the Agreement, including this Schedule 3, may cause serious or irreparable harm to the Company and any Group Company. Employee agrees that, in addition and cumulative to any other remedies available to the Company or any Group Company under applicable law for Employee’s breach or threatened breach of the Agreement, including this Schedule 3, the Company and any Group Company is entitled to seek specific performance or injunctive relief against Employee to prevent such damage or breach, including by way of a provisional, interlocutory and permanent injunction. The existence of any claim or cause of action Employee may assert against the Company or Group Company will not constitute a defence thereto.

SCHEDULE 4

COMPUTATION OF STOCK OPTION VALUE

The number of stock options to be granted will be determined by dividing the dollar amount of the grant by the value of an option, as determined by the Black-Scholes method, using the closing price of the common shares of the Company on the NASDAQ stock market on the date determined by the board of directors of the Company.